UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Brookfield Renewable Corporation

(Name of Issuer)

Class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes class A exchangeable subordinate voting shares, no par value (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”) held as follows: 12,852,335 Class A Shares held by Brookfield Renewable Power Inc. (“BRPI”), 3,000,000 Class A Shares held by BRPI Holdings Inc. (“BRPIH”), and 28,961,500 Class A Shares held by Brookfield Investments Corporation, each of which is a subsidiary of Brookfield Corporation.

(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,657,681 as of June 16, 2023. Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Corporation and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 44,813,835 Class A Shares beneficially owned by Brookfield Corporation.

**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,657,681 as of June 16, 2023.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,852,335*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,852,335*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,852,335*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 3,000,000 Class A Shares beneficially owned by BRPIH, a subsidiary of BRPI.

**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,657,681 as of June 16, 2024.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,961,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,961,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,961,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,657,681 as of June 16, 2023.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Corporation. and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D is being filed to by Brookfield Corporation (“Brookfield”) (f/k/a Brookfield Asset Management Inc.), BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), Brookfield Renewable Power Inc. (“BRPI”), Brookfield Investments Corporation (“BIC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Limited (“BRPL,” and collectively with Brookfield, Partners, BRPI, BIC and BEP, the “Reporting Persons”) to reflect, among other things, (i) the removal of Partners Limited (“Partners”) as a Reporting Person, (ii) the addition of BAM Partners Trust as a Reporting Person, and (iii) the closing on June 16, 2023 of the previously announced equity offering (the “BEPC Public Offering”) of class A exchangeable subordinate voting shares, no par value (“Class A Shares”), of Brookfield Renewable Corporation (the “Issuer”).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 3.

Item 2. Identity and Background.

The BAM Partnership shall be deemed a “Reporting Person” and Partners shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.8.

Item 2(a) of the original Schedule 13D is hereby amended to remove references to Partners and supplemented as follows:

(ii) BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

Items 2(b) and (f) of the original Schedule 13D is hereby amended to remove references to Partners, including the schedules of directors and officers thereof, and supplemented as follows:

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedules I, III, IV and V hereto set forth updated names of directors and executive officers of Brookfield, BRPI, BIC, and BRPL (to be included as Scheduled Persons), respectively, and their respective principal occupations, addresses, and citizenships.

Schedule II t sets forth a list of all of the directors and officers (to be included as “Scheduled Persons” for purposes of this Schedule 13D) of BAM Partners, as trustee of the BAM Partnership, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

In connection with the BEPC Public Offering, the Issuer issued a total of 7,430,000 Class A Shares. As a result of the increase in outstanding Class A Shares, the aggregate percentage of Class A Shares beneficially owned by the Reporting Persons as previously reported on Schedule 13D decreased. In addition, 1,110,000 Class A Shares may be issued in connection with the over-allotment option granted to the underwriters in the BEPC Public Offering and exercisable in whole or in part withing a period of 30 days following closing of the BEPC Public Offering.

Each of the Reporting Persons directly holding Class A Shares expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of such securities held by each of the other Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 44,813,835 shares, constituting 24.9% of the Issuer’s currently outstanding Class A shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 179,657,681 outstanding as of June 16, 2023.

(i) Brookfield

a.	Brookfield may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 24.9%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*	Includes 12,852,335 Class A Shares held by BRPI, 3,000,000 Class A Shares held by BRPI Holdings Inc. (“BRPIH”), and 28,961,500 Class A Shares held by BIC. BRPI, BIC, BRPIH are each a subsidiary of Brookfield.

(ii) BAM Partnership

a.	BAM Partnership may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 24.9%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*	This amount includes 44,813,835 Class A Shares beneficially owned by Brookfield.

(iii) BRPI

a.	BRPI may be deemed the beneficial owner of 15,852,335* Class A Shares, constituting a percentage of approximately 8.8%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 15,852,335* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 15,852,335* Class A Shares

*	Includes 3,000,000 Class A Shares held by BRPIH.

(iv) BIC

a.	BIC may be deemed the beneficial owner of 28,961,500 Class A Shares, constituting a percentage of approximately 16.1%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 28,961,500 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 28,961,500 Class A Shares

(v) BEP

a.	BEP does not beneficially own any Class A Shares
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BRPL

a.	BRPL does not beneficially own any Class A Shares
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) Other than the transactions described in this Amendment No. 3, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 3 is hereby incorporated by reference.

As of June 16, 2023, Brookfield and BEP hold an approximate 81.2% voting interest in the Issuer, BEP may receive up to 179,657,681 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to 134,843,846 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.8 – Joint Filing Agreement dated June 20, 2023.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

June 20, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President, General Counsel and Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director and Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Bruce Flatt, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director, General Counsel and Corporate Secretary	Brookfield Corporation, 181 Bay Street, Brookfield Place, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Connor Teskey, President and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA United Kingdom	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Timothy Lai, Vice-President and Controller	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Manager, Finance	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

George E. Myhal, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Kathy Sarpash, Senior Vice-President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory	Canada

Patrick Taylor, Senior Vice-President & Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom

SCHEDULE V

BROOKFIELD RENEWABLE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Scott Cutler, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chief Executive Officer, StockX	U.S.A.

Sarah Deasley	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Executive Director of Frontier Economics	United Kingdom

Nancy Dorn, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

David Mann, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Lou Maroun, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Stephen Westwell, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United Kingdom

Patricia Zuccotti, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom